August 13, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Private Equity Strategies Fund L.P. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on August 13, 2024.

Very truly yours,

/s/ Christopher Striano
Christopher Striano
Chief Financial Officer

Blackstone Private Equity Strategies Fund L.P.

345 Park Avenue

New York, New York 10154

T 212 583 5000